

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 7, 2009

VIA U.S. MAIL AND FAX (248) 668-9384

Mr. Mark R. Doede
President, Chief Operating Officer and Chief Financial Officer
Integral Vision, Inc.
49113 Wixom Tech Drive
Wixom, Michigan 48393

> **Re:** **Integral Vision, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-12728**

Dear Mr. Doede:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Mark R. Doede
Integral Vision, Inc.
January 7, 2009
Page 2

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 12

1.   Please refer to prior comments 2 and 3. Please note that we consider the amendment to
        your Form 10-K a future filing for purposes of complying with our prior comments. As
        such, please include the requested changes in your amendment.

2.   With regard to the proposed changes in response to prior comment 2, please note that
        under Item 308T(a)(2) of Regulation S-K, you are required to identify the framework
        used by management to evaluate the effectiveness of your internal control over financial
        reporting. This disclosure is not required under Item 307 of Regulation S-K with respect
        to your conclusion regarding the effectiveness of your disclosure controls and procedures.
        Since the selection of the control framework relates to the framework's definition of
        effective internal control and the elements of internal control that are expected to be
        present and functioning in an effective internal control system, it is not clear why you
        also refer to the COSO framework for your disclosure controls and procedures. Please
        clarify.

3.   Please refer to our prior comment 2. We see from your response that you will modify the
        statement to clearly indicate you are using the COSO framework as the basis for
        management's evaluation by replacing the referenced sentence with "Management has
        evaluated the effectiveness of our disclosure controls and procedures and our internal
        financial controls using the COSO framework." However, per review of your draft
        amendment to your Form 10-KSB, we do not see that you have included this sentence in
        your proposed amendment, please advise. Further, please enhance the disclosure, if true,
        to clarify that you used the Internal Control—Integrated Framework (1992) created by
        the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"),
        instead of just referring to COSO. Otherwise, please tell us and disclose with more
        specificity the framework used by management.

Financial Statements, page 16

4.   We note that you have incorporated by reference your December 31, 2007 Form 10-K
        into your Registration Statement on Form S-3 initially filed on December 15, 2008. As
        such, please amend your December 31, 2007 Form10-K to incorporate the changes
        referenced to be made in future filings in your responses to prior comments 4 and 7 – 8.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant